Exhibit 99.1

BTQ Technologies Appoints Lionel de Saint-Exupéry to Board of Directors and as Chair of Audit Committee

VANCOUVER, BC, Jan. 5, 2026 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ) (FSE: NG3), a global quantum technology company focused on securing mission-critical networks, is pleased to announce that Lionel de Saint-Exupéry has been appointed to the Company's Board of Directors and will serve as Chair of the Audit Committee.

Mr. de Saint-Exupéry is the Executive Chairman of Saintex Capital Management, a family-owned platform that manages long-term capital across public and private markets, with a primary focus on venture capital, private equity, private credit, and real estate. He is the former Vice Chairman of KGI Financial Holdings ("KGI"), a leading publicly listed financial holding company in the Asia Pacific region with a market capitalization of approximately US$10 billion, and its investment arm, CDIB Capital Group ("CDIB"), where he also previously served as Chief Executive Officer. He remains actively involved with the group as a Senior Advisor and Investment Committee member.

Over nearly two decades, Mr. de Saint-Exupéry has played a central role in transforming CDIB into a fully fledged regional alternative asset manager, building an international investment platform and developing multiple private-market strategies. As Chairman of KGI's Strategy Committee, he contributed to the group's significant growth, with total assets increasing from approximately US$8 billion in 2006 to US$125 billion today. He spearheaded core initiatives including new leadership development, capital reallocation, accelerated digitization, and the implementation of group-wide synergies.

Prior to joining KGI and CDIB in 2006, Mr. de Saint-Exupéry was a senior banker in the investment banking division of Lehman Brothers in New York and London, where he worked on more than US$45 billion of public and private transactions in mergers and acquisitions as well as equity and debt capital markets. He began his career in the Global M&A practice of Booz-Allen & Hamilton in Europe. His sector experience spans financial services, consumer and retail, media, technology, industrials, and business services across North America, Europe, and Asia.

"Lionel brings a rare combination of global capital markets expertise, multi-asset investing experience, and a deep track record in building and governing complex financial institutions," said Olivier Roussy Newton, Chief Executive Officer of BTQ Technologies. "As BTQ scales its quantum and post-quantum security platforms with financial institutions and critical infrastructure operators around the world, his leadership will be invaluable in strengthening our long-term value creation for shareholders."

"I am honored to join BTQ's Board of Directors at a time when quantum technologies are moving from research to real-world deployment," said Mr. de Saint-Exupéry. "BTQ is uniquely positioned at the intersection of quantum innovation and the financial system's need for next-generation security. I look forward to working with the Board and management team to support disciplined growth, robust oversight, and the highest standards of financial stewardship as the Company continues to execute its strategy."

Mr. de Saint-Exupéry holds an MBA with Distinction from the Wharton School of the University of Pennsylvania and a BS in Finance & Entrepreneurship from France's HEC School of Management. He is a Trustee of the Saint-Exupéry Youth Foundation, Co-Chairman and Trustee of Asia Society France, and a member of the Young Presidents' Organization (YPO).

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ | FSE: NG3 ) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

SOURCE BTQ Technologies Corp.

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%CIK: 0001821866

For further information: For further information: E: desk@btq.com; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com; Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 05-JAN-26